SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2018FY Q3 Investor presentation
2018FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 6, 2018

JAGUAR LAND ROVER
6 February 2018
RESULTS FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2017
AS INCLUDED IN TATA MOTORS GROUP PRESENTATION
Kenneth Gregor, CFO

DISCLAIMER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors
-Q3 FY18 represents the 3 month period from 1 October 2017 to 31 December 2017
-Q3 FY17 represents the 3 month period from 1 October 2016 to 31 December 2016
-9M FY18 represents the 9 month period from 1 April 2017 to 31 December 2017
-9M FY17 represents the 9 month period from 1 April 2016 to 31 December 2016
Unless stated otherwise sales volumes are expressed in thousand units, and financial values are in GBP millions
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”)
EBITDA is defined profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.
EBIT is defined as profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges)
Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

AGENDA
Business highlights
Financial performance for the quarter and year to date
JLR strategic priorities
Looking ahead
Closing Q&A

Business highlights 4 new products and other developments
18MY Range Rover Sport with PHEV models now on sale
18MY Range Rover with PHEV models now on sale
E-PACE on sale in the UK and Europe since November 2017
Long wheel base XEL on sale from our China JV since December 2017
Continuing to expand production at our UK engine plant
JLR is taking part in the UK’s first road tests for autonomous vehicles
New Products
Other Developments
New Slovakia plant on track for start of production end 2018
Jaguar F-PACE, E-PACE and Velar secure 5 star Euro NCAP rating

Q3 revenue up 4%, PBT £63m lower 17MY run-out, higher D&A; exceptional gain in FY17
9 Months
Q3
Revenue
PBT
EBITDA
Higher wholesales (2,829 units) led by Velar, offset by RR and RR Sport model year changeover
Q3 FY17 included £85m Tianjin recovery
Higher D&A from investment in new models, technology and capacity
Higher wholesales (7,119 units)
Higher incentives, launch and growth costs and higher D&A from investment in new models, technology and capacity
Includes £437m credit for pension benefit change

-
Retail volumes include sales from Chery Jaguar Land Rover – Q3 FY18 23,388 units, Q3 FY17 19,395 units
Wholesale volumes exclude sales from Chery Jaguar Land Rover –Q3 FY18 25,328 units, Q3 FY17 21,335 units
North America
(2.4)%
UK
(8.5)%
Europe
(3.4)%
China
14.6%
Overseas
18.2%
YoY
Q3 retails 154.4k, up 3.5% China, Overseas higher; UK, Europe, NA lower
Retail volumes include sales from Chery Jaguar Land Rover –Q3 FY18 23,388 units, Q3 FY17 19,395 units
Wholesale volumes exclude sales from Chery Jaguar Land Rover –Q3 FY18 25,328 units, Q3 FY17 21,335 units

Q3 retails 154.4k, up 3.5%Velar and Discovery ramp up, RR and RR Sport 17MY run-out
Wholesales
Units
6.2
5.2
2.2
1.8
16.8
2.4
18.0
13.8
19.5
20.3
16.1
11.5
YoY
(6.3)
0.0
(0.5)
1.8
(4.2)
(0.4)
(4.7)
8.1
(5.4)
20.3
(3.9)
(1.9)
Retail Volumes include sales from Chery Jaguar Land Rover –Q3 FY18 23,388 units, Q3 FY17 19,395 units
Wholesale volumes exclude sales from Chery Jaguar Land Rover –Q3 FY18 25,328 units, Q3 FY17 21,335 units

255
192
86
40
102
(73)
(178)
(40)
(25)
25
75
125
175
225
275
325
375
PBT Q3 FY17
Volume, mix & market
Net pricing
Contribution costs
Structural costs
FX
Other
PBT Q3 FY18
Q3 PBT down £63m17MY run-out, higher D&A; exceptional gain in FY17
Q3 FY17 5.6%
Q3 FY18 6.9% of revenue
3.9%
0.0%
0.4%
(2.7)%
0.3%
0.7%
2.6%
EBIT
£137m D&A on new models
Wholesales +2.8k units and favourable mix
£85m Q3 FY17 Tianjin recovery, offset by China market incentive
£67m prior period MTM loss
IFRS, £m

192
730
(661)
573
(35)
(1,070)
(321)
(500)
(300)
(100)
100
300
500
700
900
PBT Q3 FY18
Non-cash and other
Tax
Cash profit after tax
Investment
Working capital
Free cash flow
Q3 free cash flow £(660)m Ongoing investment, launch-related working capital outflow
* Free cash flow defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents
IFRS, £m

Q3 investment spending 17% of revenue New models, capacity, technology to grow
+23
(3)
+20
+124
+144
YoY
6.4%
1.5%
7.8%
9.1%
17.0%
IFRS, £m
495
1,070
402
93
575
0
200
400
600
800
1,000
1,200
Capitalised R&D
Expensed R&D
Total R&D
Capital Investment*
Total Investment
* Primarily plant, property and equipment of £542m

519
370
370
300
400
770
576
370
3,675
142
3,840
3,714
3,817
-
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Q3 FY17
Q3 FY18
CY18
CY19
CY20
CY21
CY22
CY23
CY24
CY27
Total Debt
Bonds
Other debt: Discounted receivables, finance leases and deferred fees
Total cash
£3.7b cash, £1.9b undrawn RCF Strong liquidity, average debt maturity over 4 years
Debt maturity profile
/ /
IFRS, £m

Q3 YoY favourable FX £100m
Favourable FX revaluation, lower hedge reserve
Q3
FY17
Q2
FY18
Q3
FY18
Current Portion (1,516) (793) (705)
Non-Current Portion (1,456) (299) (192)
Total (2,972) (1,092) (897)
Hedge Reserve (Pre-Tax)
Q3
FY17
Q2
FY18
Q3
FY18
YoY
Change
QoQ
Change
GBP:USD 1.229 1.340 1.350 9.8% 0.7%
GBP:EUR 1.168 1.137 1.129 (3.3%) (0.7%)
GBP:CNY 8.565 8.908 8.804 2.8% (1.2%)
End of Period Rates
£67m prior
period FX
revaluation loss
IFRS, £m
23
102
151 6
79
(134)
(150)
(100)
(50)
0
50
100
150
200
250
Operational
Exchange
Realised Hedges
& Other
Current Asset/Liability
Revaluation
Total FX in
EBITDA/EBIT
Unrealised FX
Revaluation
Total FX in
PBT
Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

JLR STRATEGY

Consistent strategyInvesting to drive sustainable profitable growth
Customer First
Environmental
Innovation
Global Growth
Transformed Cost Structure
Engaged Passionate People
Integrity, Pioneering, Excellence, Unity and Responsibility
Our most valuable asset is our people, nothing is more important than their safety and wellbeing
Experiences people love, for life
Customer First
Environmental
Innovation
More Great Products
Global Growth
Transformed Cost Structure
Business Excellence
Business Blueprint
Business Model
Inputs
Outputs

Responding to challenging environment
Geopolitical and economic environment, including Brexit
Electrification, diesel uncertainty and emissions compliance
Market and competitive forces -higher incentives
Driver assistance, connectivity and mobilitytrends
High capital investment requirements
Target growing premium segments & balanced market mix
Investment in hybrid and BEV technology
Exciting new products
Cost efficiency management
Investment in new technologies and services

Recent trends in industry volumes


Units 000s
- Diesel uncertainty and UK taxation
- Brexit uncertainty
- Market cyclicality
Diesel uncertainty
Market cyclicality
(12.6)%
542
474
5.0%
2,349
2,466
(1.9)%
4,418
4,333
5.3%
2,913
3,066
(0.1)%
7,607
7,595
UK
Europe
US
Overseas
China
Q3 FY17
Q3 FY18

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR. South Korea industry volumes have been excluded from Overseas

- 16 -

Premium car CAGR 2.4% to 7.2m by FY23Led by China and Overseas; UK, NA weaker
1.8
2.4
2.0
2.0
1.2
1.3
0.9
1.1
0.4
0.4
FY17
FY18
FY19
FY20
FY21
FY22
FY23
Source: IHS Automotive November 2017, JLR Segments
China
North America
Europe
Overseas
UK
CAGR
Units mils
6.2
7.2
+2.4%
+4.4%
+0.5%
+1.5%
+4.3%
-1.3%
Total

Growing JLR model range to meet demand

JAGUAR LAND ROVER

LUXURY


XJ


XF SPORTBRAKE


XF


XE

SPORTS


F-TYPE


F-TYPE CONVERTIBLE

JAGUAR XF WINNER GOLDEN STEERING WHEEL AWARD
2016 BEST SALOON CAR

JAGUAR F-PACE WINNER WORLD CAR AWARDS
2017 WORLD CAR OF THE YEAR

LIFESTYLE


F-PACE


E-PACE


I-PACE

JAGUAR F-PACE WINNER WORLD CAR AWARDS
2017 WORLD CAR DESIGN OF THE YEAR

LUXURY – RANGE ROVER


RANGE ROVER


RANGE ROVER SPORT


RANGE ROVER VELAR


RANGE ROVER EVOQUE

LEISURE - DISCOVERY


ALL NEW DISCOVERY


DISCOVERY SPORT

RANGE ROVER BEST LUXURY BUY

LAND ROVER DISCOVERY SPORT

DUAL PURPOSE - DEFENDER



LAND ROVER DEFENDER
Replacement in development

RANGE ROVER SPORT SVR AUTOCAR STAR AWARD

- 18 -

ACES transformation underway
InMotion Ventures invests in the future of transport and mobility
£25m Lyft investment
Investment in technology and infrastructure to support higher levels of connectivity
I-PACE battery electric vehicle on sale 2018
Range Rover and Range Rover Sport Plug-in hybrids now on sale
JLR vehicles currently include level 2 features
Investing in driver assistance technology to support increasing degrees of automation
AUTONOMOUS
CONNECTED
SHARED
ELECTRIC

Electrification roadmap
Investment in recent years starting to deliver
Present from 2020
New and refreshed vehicles with electric options All JLR vehicles offer electric options
First plug-in hybrids now offered in 18MY Plug-in hybrids Range Rover and Range Rover Sport
Mild hybrids
E-TYPE Zero revealed at Tech-Fest 2017
Battery electric vehicles
I-PACE battery electric vehicle mid 2018

Looking ahead
Continuing to invest to drive profitable growth
MORE CHALLENGING GLOBAL ENVIRONMENT JAGUAR LAND ROVER OUTLOOK
• Cyclically weaker markets in the US and UK • Continue to invest (£4b+ in FY18) in new products, technology and capacity to drive profitable growth
• More competitive pricing in many markets
• Q4 FY18: Expect a stronger all round performance
• Diesel uncertainty in the UK and Europe driven by new models, seasonality and improved profitability
• Greater geopolitical uncertainty (e.g. Brexit)
• Achieve 8%-10% EBIT margin planning target over
• Electrification and other technological changes the medium term with new models driving operating leverage and greater cost efficiencies
• Get “fit for future”, by continuing to review, re-design and refresh our
– Asset base, investment priorities, policies
– Processes and capabilities

Thank You Kenneth Gregor Jaguar Land Rover
CFO, Jaguar Land Rover Abbey Road, Whitley, Coventry CV3 4LF
Bennett Birgbauer
aguarlandrover.com Treasurer, Jaguar Land Rover Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com

ADDITIONAL SLIDES

Q3 revenue up 4%, PBT £63m lower
17MY run-out, higher D&A; exceptional gain in FY17
Q3 FY18 Q3 FY17 Change 9M FY18 9M FY17 Change
40 32 43 35
Retail volumes (‘000 units) 154.4 149.3 5.1 441.6 424.5 17.1 Wholesale volumes (‘000 units) 133.7 130.9 2.8 383.0 375.9 7.1
Revenues 6,310 6,048 262 18,231 17,071 1,160
EBITDA 685 611 74 1,873 1,898 (25)
EBITDA margin 10.9% 10.1% 0.8 ppt 10.3% 11.1% (0.8 ppt)
EBIT 164 237 (73) 562 804 (242)
EBIT % 2.6% 3.9% (1.3 ppt) 3.1% 4.7% (1.6 ppt)
Profit before tax and one-off items 192 170 22 734 799 (65)
One-off items - 85 (85) 438 135 303
Profit before tax 192 255 (63) 1,172 934 238
Investment 1,070 926 144 3,098 2,402 696 Free cash flow (before financing) (661) 27 (688) (1,994) (607) (1,387) Cash 3,714 3,841 (127) 3,714 3,841 (127)

Q3 revenue up 4%, PBT £63m lower

17MY run-out, higher D&A; exceptional gain in FY17

	Q3 FY18	Q3 FY17	Change	9M FY18	9M FY17	Change
Revenues	**6,310**	**6,048**	**262**	**18,231**	**17,071**	**1,160**
Material and other cost of sales	(4,033)	(3,836)	(197)	(11,599)	(10,564)	(1,035)
Employee costs	(680)	(648)	(32)	(1,998)	(1,838)	(160)
Other (expense) /income*	(1,314)	(1,332)	18	(3,928)	(3,843)	(85)
Product development costs capitalised	402	379	23	1,167	1,072	95
Underlying EBITDA	**685**	**611**	**74**	**1,873**	**1,898**	**(25)**
Depreciation and amortisation	(546)	(409)	(137)	(1,474)	(1,207)	(267)
Share of profit / (Loss) from Joint Venture	25	35	(10)	163	113	50
Underlying EBIT	**164**	**237**	**(73)**	**562**	**804**	**(242)**
Undesignated debt/unrealised hedges MTM*	41	(62)	103	210	19	191
Net finance (expense) / income and other	(13)	(5)	(8)	(38)	(24)	(14)
Profit before tax and one-off items	**192**	**170**	**22**	**734**	**799**	**(65)**
One-off items	-	85	(85)	438	135	303
Profit before tax	**192**	**255**	**(63)**	**1,172**	**934**	**238**
Income tax	(103)	(88)	(15)	(303)	(219)	(84)
Profit after tax	**89**	**167**	**(78)**	**869**	**715**	**154**

* The one-off items impacting the year to date relate to a £437m credit relating to changes made to the Company's pension plans in Q1 FY18 and the non-recurrence of Tianjin recoveries (£135m in 9M FY17)
The mark to market of realised gains/losses on matured, hedge accounted FX trades is now reported against 'Revenue' or 'Material and other cost of sales' in line with the respective underlying hedged item. For consistency, comparative periods have been restated for this change in presentation

- 25 -

9m FY18 retails 441,600 up 4.0% YoY
China, Overseas, North America up; UK & Europe lower
Retail Volumes include sales from Chery Jaguar Land Rover – 9M FY18 65,425 units, 9M FY17 46,926
Wholesale volumes exclude sales from Chery Jaguar Land Rover – 9M FY18 67,764 units, 9M FY17 49,936 units - 26 -

9m FY18 retails 441,600 up 4.0% YoY
Led by Velar and F-PACE; RR Sport 17MY run-out
Retail Volumes include sales from Chery Jaguar Land Rover – 9M FY18 65,425 units, 9M FY17 46,926
Wholesale volumes exclude sales from Chery Jaguar Land Rover – 9M FY18 67,764 units, 9M FY17 49,936 units Defender/Freelander/XK (Discontinued) - 27 -

China joint venture
XEL now on sale

Q3 YoY favourable FX £100m
Favourable FX revaluation, lower hedge reserve
0 Q3 FY18 Q2 FY18 Change Q3 FY17 Change
40 39 32
Operational exchange n/a n/a (65) n/a (134) Realised FX hedges and other (304) (343) 39 (455) 151 Revaluation of current assets and liabilities 4 (11) 15 (2) 6
Total FX impacting EBITDA & EBIT n/a n/a (11) n/a 23
Revaluation of unrealised currency derivatives 8 6 2 (13) 21 Revaluation of USD and Euro Debt 4 14 (10) (54) 58
Total FX impact on PBT n/a n/a (19) n/a 102
Realised commodities (incl. in EBITDA & EBIT) 11 4 7 (11) 22 Unrealised commodities (excl. from EBITDA & EBIT) 29 49 (20) 5 24
Total Commodities impact on PBT (incl. in contribution costs) 40 53 (13) (6) 46
Total pre-tax hedge reserve (897) (1,092) 195 (2,972) 2,075
Current portion of hedge reserve (705) (793) 88 (1,516) 811
End of Period Exchange Rates Q-o-Q
GBP:USD 1.350 1.340 0.7% 1.229 9.8% GBP:EUR 1.129 1.137 (0.7%) 1.168 (3.3%) GBP:CNY 8.804 8.908 (1.2%) 8.565 2.8%
Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

Jaguar Land Rover Automotive plc

Interim Report

For the three and nine month period ended

31 December 2017

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA[1]	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.

EBITDA margin	measured as EBITDA as a percentage of revenue.

EBIT[1]	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt.

EBIT margin	measured as EBIT as a percentage of revenue.

In this Interim Report underlying EBITDA and EBIT excludes the one-off credit relating to changes made to the Company’s pension plans in Q1 FY18 and recoveries in Q1 FY18 and throughout FY17 relating to the Tianjin port explosion.

PBT	profit before tax.

PAT	profit after tax.

Net cash	defined by the Company as cash and cash equivalents plus short-term deposits less total balance sheet borrowings (as disclosed in note 15 to the condensed consolidated financial statements).

Free cash flow	defined by the Company as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	defined by the Company as the purchase of property, plant and equipment and cash paid for intangible assets (including expensed R&D) as well as investments in equity accounted investments, purchases of other investments and the acquisition of subsidiaries.

FY18	12 months ending 31 March 2018.

FY17	12 months ended 31 March 2017.

9M	9 months ended 31 December.

Q3	3 months ended 31 December.

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

[1]	Refer to EBITDA and EBIT reconciliation in note 2 on page 13.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved retail sales of 154,447 (including China JV sales) in Q3 FY18, up 3.5% year on year, led by the introduction of the Range Rover Velar and the new Discovery. PBT in Q3 FY18 was £192 million, compared to £255  million in Q3 FY17.

Key metrics/highlights for Q3 FY18 results, compared to Q3 FY17, are as follows:

•	Retail sales of 154.4k units (including the China JV), up 3.5%

•	Wholesales of 133.7k units (excluding the China JV), up 2.2%

•	Revenue of £6.3 billion, up from £6.0 billion

•	PBT of £192 million, compared to £255 million in Q3 FY17, which had about £85 million of Tianjin recoveries

•	PAT of £89 million, down from £167 million in Q3 FY17, including a charge of £47 million for the impact of the change in the US Federal rate from 35% to 21% on deferred tax assets

•	EBITDA margin was 10.9% and EBIT margin was 2.6%

•	Free cash flow was negative £661 million after total product and other investment spending of £1.1 billion and £321 million of working capital outflows

Market environment

Most major economies continued to show solid growth in Q3, while the outlook for the UK growth rate has been slower reflecting continued uncertainty over Brexit.

The automotive industry in the UK and US continues to exhibit cyclical weakness with lower industry volumes (12.6% down year on year in the UK and 1.9% in the US) and higher incentive levels. In addition, the automotive industry in the UK and Europe is being impacted by uncertainty about diesel, with a new tax on diesels in the UK announced in the budget effective from 1 April 2018.

Total automotive industry car volumes (units)

	Q3 FY18	Q3 FY17	Change (%)
China	7,595,300	7,606,600	(0.1)%
Europe (excluding UK)	2,465,949	2,349,150	5.0%
UK	474,206	542,291	(12.6)%
US	4,332,745	4,418,363	(1.9)%
Other markets (excl. South Korea)	3,066,101	2,912,849	5.3%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q3 FY18 sales volumes year-on-year performance

Retail sales were 154,447 units (including the China JV), up 3.5%, driven by the introduction of the Range Rover Velar (17.1k units) and the New Discovery (up 4.9k units), partially offset by lower retails of the Range Rover and Range Rover Sport due to the model year change over and softer sales of XE, Evoque and Discovery Sport. The new compact Jaguar SUV, the E-PACE, went on sale in Q3 along with refreshed models of Range Rover and Range Rover Sport (including plug-in hybrid powertrain options for the first time). By region, retail sales were up in China (14.6%) and Overseas (18.2%), but down in the UK (8.5%, reflecting the lower industry volumes and diesel uncertainty), North America (2.4%) and Europe (3.4%).

Wholesales totalled 133,739 units (excluding the China JV), up 2.2% led by the Range Rover Velar and new Discovery, with sales of the new Jaguar E-Pace also starting while other models were lower than a year ago. By region, JLR wholesales were up in Overseas markets (25.6%), China (14.4%) and Europe (1.8%) but down in the UK (8.0%) and North America (9.7%).

Jaguar Land Rover’s Q3 FY18 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q3 FY18	Q3 FY17	Change (%)
UK	22,177	24,227	(8.5%)
North America	32,836	33,630	(2.4%)
Europe	32,916	34,060	(3.4%)
China[1]	41,732	36,408	14.6%
Overseas	24,786	20,963	18.2%

Total JLR	154,447	149,288	3.5%

F-PACE	18,455	19,336	(4.6%)
E-PACE	589	—	n/a
F-TYPE	2,381	2,356	1.1%
XE1	6,801	10,878	(37.5%)
XF1	10,661	9,745	9.4%
XJ	2,216	3,049	(27.3%)

Jaguar[1]	41,103	45,364	(9.4%)

Discovery Sport[1]	29,714	30,787	(3.5%)
Discovery	12,864	8,009	60.6%
Range Rover Evoque[1]	24,722	27,688	(10.7%)
Range Rover Velar	17,064	—	n/a
Range Rover Sport	16,492	22,723	(27.4%)
Range Rover	12,488	14,656	(14.8%)
Discontinued Models	—	61	n/a

Land Rover[1]	113,344	103,924	9.1%

Total JLR	154,447	149,288	3.5%

1	China JV retail volume in Q3 FY18 was 23,388 units (11,797 units of Discovery Sport, 5,534 units of Evoque, 5,839 units of Jaguar XFL and 218 units of Jaguar XEL).

Revenue and profits

For the quarter ended 31 December 2017, revenue was £6.3 billion, up £262 million year on year, primarily reflecting higher wholesale volumes and mix.

PBT was £192 million in Q3 FY18, compared to £255 million in Q3 FY17, reflecting:

•	Favourable wholesale volume and mix, primarily the introduction of Velar and new Discovery (£86 million)

•	Higher variable marketing costs (£73 million)

•	Lower contribution cost costs (£40 million)

•	Higher structural costs (£178 million), primarily higher depreciation and amortisation (£137 million) related to investment in new products

•	Other expenses (£40 million), reflecting a Tianjin recovery of about £85 million in Q3 FY17, offset partially by a China local market incentive

•	Favourable foreign exchange (£102 million, £67 million attributable to revaluation losses a year ago)

EBITDA was £685 million (10.9% margin), compared to £611 million (10.1% margin) in Q3 FY17, EBIT was £164 million (2.6% margin), compared to £237 million (3.9% margin) and PAT was £89 million compared to £167 million. PAT includes a charge of £47 million for the impact of the change in the US Federal rate from 35% to 21% on deferred tax assets.

For the 9 months ended December 2017, revenue was £18.2 billion, up £1.2 billion compared to the same period last year, and PBT was £1.2 billion (including the £437 million one-off pension credit in Q1 FY18), up £238 million. For the 9 months ended 31 December 2017 underlying EBITDA was £1.9 billion (the same as this period a year ago) with a 10.3% margin (compared to 11.1% the same period a year ago), underlying EBIT was £562 million (3.1% margin), compared to £804 million (4.7% margin), and PAT was £869 million (including the £437 million one-off pre-tax pension credit in Q1 FY18) compared to £715 million.

Cash flow, liquidity and capital resources

Free cash flow in Q3 FY18 was negative £661 million after £1.1 billion of total product and other investment spending and £321 million of working capital outflows including launch timing effects. In the quarter, £977 million of investment spending was capitalised and £93 million was expensed through the income statement. Free cash flow in the 9 months to 31 December 2017 was negative £2.0 billion after total product investment of £3.1 billion and unfavourable working capital including launch timing effects.

Cash and financial deposits at 31 December 2017 stood at £3.7 billion (comprising £1.6 billion of cash and cash equivalents and £2.1 billion of financial deposits) after the free cash flow, a £79 million net increase in the utilisation of a short-term debt facility and £373 million of proceeds from a bond issued in October 2017 ($500 million 10 year bond with a 4.5% coupon). The cash and financial deposits include an amount of £641 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 31 December 2017, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, and £96 million equivalent of an unutilised short-term uncommitted receivable factoring facility.

Debt

The following table shows details of the Company’s financing arrangements as at 31 December 2017:

(£ millions)	Facility amount	Outstanding	Undrawn

£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	370	370	—
$700m 4.125% Senior Notes due Dec 2018**	519	519	—
$500m 4.250% Senior Notes due Nov 2019**	370	370	—
$500m 3.500% Senior Notes due Mar 2020**	370	370	—
$500m 4.500% Senior Notes due Oct 2027	370	370	—
€650m 2.200% Senior Notes due Jan 2024	576	576	—
Revolving credit facility (maturing July 2022)	1,935	—	1,935
Receivable factoring facilities***	218	163	55
Finance lease obligations	5	5	—

Subtotal	5,833	3,843	1,990

Prepaid costs	—	(26)	—

Total	5,833	3,817	1,990

*	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$295 million uncommitted receivables factoring facility with Jaguar Land Rover Limited as the borrower and guaranteed by Jaguar Land Rover Holdings Limited.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 50-55 of the Annual Report 2016-17 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2016-17 are competitive business efficiency, global economic and geopolitical environment, environmental regulations and compliance, brand positioning, rapid technology change, information and cyber security, exchange rate fluctuations, unethical and prohibited business practice, product liability and recalls, and patent and intellectual property (IP) protection.

Acquisitions and disposals

There were no material acquisitions or disposals in Q3 FY18.

Off-balance sheet financial arrangements

In Q3 FY18 the Company had no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements in this Interim Report, starting on page 6.

Post balance sheet items

There were no material post balance sheet items in Q3 FY18.

Related party transactions

Related party transactions for Q3 FY18 are disclosed in note 23 to the condensed consolidated financial statements disclosed on page 24 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q3 FY18, Jaguar Land Rover employed 42,448 people worldwide, including agency personnel, compared to 39,758 at the end of Q3 FY17.

Board of directors

Effective 7 December 2017, Mr P. B. Balaji was appointed to the Board of Directors of Jaguar Land Rover Automotive plc.

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director, Chief Executive Officer
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017

Condensed Consolidated Income Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited) Restated*	31 December 2017 (unaudited)	31 December 2016 (unaudited) Restated*
Revenue		6,310	6,048	18,231	17,071
Material and other cost of sales excluding exceptional item		(4,033)	(3,836)	(11,599)	(10,564)
Exceptional item	3	—	85	1	135
Material and other cost of sales		(4,033)	(3,751)	(11,598)	(10,429)
Employee costs		(680)	(648)	(1,998)	(1,838)
Pension past service credit	19	—	—	437	—
Other expenses		(1,435)	(1,388)	(4,083)	(3,841)
Net impact of commodity derivatives		41	(6)	86	33
Development costs capitalised	4	402	379	1,167	1,072
Other income		113	70	256	190
Depreciation and amortisation		(546)	(409)	(1,474)	(1,207)
Foreign exchange gain/(loss)		8	(70)	23	(206)
Finance income	5	9	7	25	24
Finance expense (net)	5	(22)	(12)	(63)	(48)
Share of profit from equity accounted investments		25	35	163	113

Profit before tax		192	255	1,172	934
Income tax expense excluding tax on exceptional item		(103)	(60)	(303)	(181)
Tax on exceptional item		—	(28)	—	(38)
Income tax expense	10	(103)	(88)	(303)	(219)

Profit for the period		89	167	869	715

Attributable to:
Owners of the Company		88	167	868	715
Non-controlling interests		1	—	1	—

*	Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 1.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Nine months ended
(£ millions)	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
Profit for the period	89	167	869	715
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(1)	14	(43)	(1,279)
Income tax related to items that will not be reclassified	2	(16)	8	201

	1	(2)	(35)	(1,078)

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	194	(173)	1,950	(1,888)
Currency translation differences	8	4	—	34
Income tax related to items that may be reclassified	(36)	29	(368)	356

	166	(140)	1,582	(1,498)

Other comprehensive income/(expense) net of tax	167	(142)	1,547	(2,576)

Total comprehensive income/(expense) attributable to shareholders	256	25	2,416	(1,861)

Attributable to:
Owners of the Company	255	25	2,415	(1,861)
Non-controlling interests	1	—	1	—

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2017 (unaudited)	31 March 2017 (audited)
Non-current assets
Investments		582	475
Other financial assets		328	270
Property, plant and equipment		7,020	5,885
Intangible assets		6,644	6,167
Other non-current assets		166	80
Deferred tax assets		409	511

Total non-current assets		15,149	13,388

Current assets
Cash and cash equivalents		1,648	2,878
Short-term deposits		2,066	2,609
Trade receivables		1,207	1,273
Other financial assets	7	443	218
Inventories	8	3,976	3,464
Other current assets	9	593	517
Current tax assets		17	3

Total current assets		9,950	10,962

Total assets		25,099	24,350

Current liabilities
Accounts payable		6,377	6,508
Short-term borrowings	15	679	179
Other financial liabilities	12	1,399	2,139
Provisions	13	638	644
Other current liabilities	14	658	490
Current tax liabilities		188	144

Total current liabilities		9,939	10,104

Non-current liabilities
Long-term borrowings	15	3,133	3,395
Other financial liabilities	12	403	1,399
Provisions	13	917	988
Retirement benefit obligation	19	1,034	1,461
Other non-current liabilities		441	362
Deferred tax liabilities		374	60

Total non-current liabilities		6,302	7,665

Total liabilities		16,241	17,769

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Other reserves	17	7,178	4,913

Equity attributable to shareholders		8,846	6,581

Non-controlling interests		12	—

Total equity		8,858	6,581

Total liabilities and equity		25,099	24,350

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 5 February 2018.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to Shareholders	Non- controlling interests	Total equity
Balance at 1 April 2017 (audited)	1,501	167	4,913	6,581	—	6,581
Profit for the period	—	—	868	868	1	869
Other comprehensive income for the period	—	—	1,547	1,547	—	1,547

Total comprehensive income	—	—	2,415	2,415	1	2,416

Dividend	—	—	(150)	(150)	—	(150)
Acquisition of non-controlling interest	—	—	—	—	11	11

Balance at 31 December 2017 (unaudited)	1,501	167	7,178	8,846	12	8,858

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to Shareholders	Non- controlling interests	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614	—	7,614
Profit for the period	—	—	715	715	—	715
Other comprehensive expense for the period	—	—	(2,576)	(2,576)	—	(2,576)

Total comprehensive expense	—	—	(1,861)	(1,861)	—	(1,861)

Dividend	—	—	(150)	(150)	—	(150)

Balance at 31 December 2016 (unaudited)	1,501	167	3,935	5,603	—	5,603

Condensed Consolidated Cash Flow Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited) *Restated	31 December 2017 (unaudited)	31 December 2016 (unaudited) *Restated
Cash flows generated from/(used in) operating activities
Cash generated from operations	22	364	732	1,117	1,460
Dividends received		—	68	53	68
Income tax paid		(35)	(9)	(210)	(109)

Net cash generated from operating activities		329	791	960	1,419

Cash flows (used in)/generated from investing activities
Purchases of other investments		(3)	—	(24)	—
Investment in other restricted deposits		(4)	(3)	(12)	(21)
Redemption of other restricted deposits		4	32	12	47
Movements in other restricted deposits		—	29	—	26
Investment in short-term deposits		(1,269)	(1,251)	(3,864)	(3,023)
Redemption of short-term deposits		1,403	851	4,376	2,443
Movements in short-term deposits		134	(400)	512	(580)
Purchases of property, plant and equipment		(542)	(422)	(1,532)	(1,032)
Proceeds from sale of property, plant and equipment		—	—	—	1
Cash paid for intangible assets		(427)	(408)	(1,267)	(1,101)
Acquisition of subsidiary (net of cash acquired)		(5)	—	7	—
Finance income received		8	7	25	24

Net cash used in investing activities		(835)	(1,194)	(2,279)	(2,662)

Cash flows generated from/(used in) financing activities
Finance expenses and fees paid		(26)	(26)	(103)	(95)
Proceeds from issuance of short-term borrowings		173	127	398	345
Repayment of short-term borrowings		(94)	(150)	(400)	(341)
Proceeds from issuance of long-term borrowings		373	—	373	—
Repayments of long-term borrowings		—	—	—	(57)
Payments of finance lease obligations		(1)	(1)	(2)	(3)
Dividends paid		—	—	(150)	(150)

Net cash generated from/(used in) financing activities		425	(50)	116	(301)

Net decrease in cash and cash equivalents		(81)	(453)	(1,203)	(1,544)
Cash and cash equivalents at beginning of period		1,724	2,382	2,878	3,399
Effect of foreign exchange on cash and cash equivalents		5	15	(27)	89

Cash and cash equivalents at end of period		1,648	1,944	1,648	1,944

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 22 and ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net decrease in cash and cash equivalents’ in the consolidated cash flow statement were previously reported as £566 million, £747 million, £806 million and £(438) million for the three month period ended 31 December 2016, and as £1,832 million, £1,549 million, £1,508 million and £(1,455) million for the nine month period ended 31 December 2016. An adjustment of £15 million was recorded to those line items for the three month period ended 31 December 2016, and an adjustment of £89 million was recorded for the nine month period ended 31 December 2016 to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net decrease in cash and cash equivalents’ were therefore restated as £551 million, £732 million, £791 million and £(453) million for the three month period ended 31 December 2016, and as £1,743 million, £1,460 million, £1,419 million and £(1,544) million for the nine month period ended 31 December 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 31 December 2016.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three and nine month periods ended 31 December 2017 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 16.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2017, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2017.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2017, as described in those financial statements.

Change in presentation of foreign exchange gains and losses

During the quarter ended 31 March 2017, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9 from 1 April 2018.

As a result, it was considered more appropriate to present realised foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realised foreign exchange relating to derivatives hedging cost exposures as an adjustment to ‘Material and other cost of sales’. The prior period comparatives have been represented on this basis. Realised foreign exchange losses of £489 million and £880 million have been adjusted to ‘Revenue’ for the three months and nine months ended 31 December 2016 respectively. Realised foreign exchange gains of £33 million and £59 million have been adjusted to ‘Material and other cost of sales’ for the three months and nine months ended 31 December 2016 respectively.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

Many companies use alternative performance measures to provide helpful additional information for users of their financial statements, telling a clearer story of how the business has performed over the period. Alternative performance measures are used by the Board of Management to monitor and manage the performance of the Group. These measures exclude certain items that are included in comparable statutory measures.

The alternative performance measures used within this Annual Report are defined below.

Alternative Performance Measure	Definition

EBIT	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt.

EBITDA	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments and expensed research and development costs.

The Group uses EBITDA as an alternative performance measure to review and measure the underlying profitability of the Group on an ongoing basis as it recognises that increased capital expenditure year-on-year will lead to an increase in depreciation and amortisation expense recognised within the consolidated income statement.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Reconciliations between these alternative performance measures and statutory reported measures are shown below.

EBIT and EBITDA

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
EBITDA		685	611	2,310	1,898
Depreciation and amortisation		(546)	(409)	(1,474)	(1,207)
Share of profit from equity accounted investments		25	35	163	113

EBIT		164	237	999	804

Foreign exchange (gain)/loss on derivatives		8	(13)	103	61
Unrealised gain on commodities		29	5	70	72
Foreign exchange gain/(loss) on loans		4	(54)	37	(114)
Finance income	5	9	7	25	24
Finance expense (net)	5	(22)	(12)	(63)	(48)
Exceptional item		—	85	1	135

Profit before tax		192	255	1,172	934

Notes (forming part of the condensed consolidated interim financial statements)

2 Alternative Performance Measures (continued)

Underlying EBITDA and EBIT

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
EBITDA		685	611	2,310	1,898
Pension past service credit	19	—	—	(437)	—

Underlying EBITDA		685	611	1,873	1,898

EBIT		164	237	999	804
Pension past service credit	19	—	—	(437)	—

Underlying EBIT		164	237	562	804

Free cash flow

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
Net cash generated from operating activities		329	791	960	1,419
Net cash used in investing activities		(835)	(1,194)	(2,279)	(2,662)

Net cash used in operating and investing activities		(506)	(403)	(1,319)	(1,243)

Finance expenses and fees paid		(26)	(26)	(103)	(95)
Payments of finance lease obligations		(1)	(1)	(2)	(3)
Adjustments for
Movements in short-term deposits		(134)	400	(512)	580
Foreign exchange gain/(loss) on short term deposits	22	1	42	(31)	65
Foreign exchange gain/(loss) on cash and cash equivalents		5	15	(27)	89

Free cash flow		(661)	27	(1,994)	(607)

Total product and other investment

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
Purchases of property, plant and equipment		542	422	1,532	1,032
Cash paid for intangible assets		427	408	1,267	1,101
Research and development expensed	4	93	96	270	269
Acquisition of subsidiary		5	—	5	—
Purchases of other investments		3	—	24	—

Total product and other investment		1,070	926	3,098	2,402

Notes (forming part of the condensed consolidated interim financial statements)

3	Exceptional item

The exceptional items within ‘Material and other cost of sales’ relate to the impact of the explosion at the port of Tianjin (China) in August 2015.

The exceptional item of £1 million for the nine months ended 31 December 2017 related to the recovery of import duties and which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

The exceptional item of £85 million for the quarter ended 31 December 2016 related to the recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the initial provision. In addition, the exceptional item for the nine months ended 31 December 2016 included the receipt of an interim insurance payment in the quarter ended 30 June 2016, which led to a reversal of the initial provision.

4	Research and development

	Three months ended		Nine months ended
(£ millions)	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
Total research and development costs incurred	495	475	1,437	1,341
Research and development expensed	(93)	(96)	(270)	(269)

Development costs capitalised	402	379	1,167	1,072

Interest capitalised	23	25	68	67
Research and development expenditure credit	(32)	(24)	(80)	(64)

Total internally developed intangible additions	393	380	1,155	1,075

5	Finance income and expense

	Three months ended		Nine months ended
(£ millions)	31 December 2017 (unaudited)	31 December 2016 (unaudited)	31 December 2017 (unaudited)	31 December 2016 (unaudited)
Finance income	9	7	25	24

Total finance income	9	7	25	24

Total interest expense on financial liabilities measured at amortised cost	(40)	(34)	(118)	(107)
Unwind of discount on provisions	(8)	(4)	(21)	(12)
Interest capitalised	26	26	76	71

Total finance expense (net)	(22)	(12)	(63)	(48)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine months period was 4.0% (nine months ended 31 December 2016: 4.4%).

6	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	Nine months ended	Year ended
(£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
At beginning of period/year	60	60
Charged during the period/year	1	—
Utilised during the period/year	(2)	(1)
Unused amounts reversed	(1)	(13)
Foreign currency translation	(6)	14

At end of period/year	52	60

Notes (forming part of the condensed consolidated interim financial statements)

7	Other financial assets – current

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Advances and other receivables recoverable in cash	27	2
Restricted cash	3	4
Derivative financial instruments	307	169
Accrued income	52	19
Other	54	24

Total other financial assets	443	218

8	Inventories

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Raw materials and consumables	121	117
Work-in-progress	347	330
Finished goods	3,508	3,017

Total inventories	3,976	3,464

9	Other current assets

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Recoverable VAT	281	243
Prepaid expenses	203	167
Research and development credit	99	97
Other	10	10

Total other current assets	593	517

10	Taxation

Recognised in the income statement

The income tax for the three and nine month periods ended 31 December 2017 and 31 December 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

11	Capital expenditure

Capital expenditure in the nine month period was £1,852 million (nine month period to 31 December 2016: £1,058 million) on property, plant and equipment and £1,226 million (nine month period to 31 December 2016: £1,152 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no impairments, material disposals or changes in use of assets.

Notes (forming part of the condensed consolidated interim financial statements)

12	Other financial liabilities

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Current
Finance lease obligations	2	2
Interest accrued	43	27
Derivative financial instruments	934	1,760
Liability for vehicles sold under a repurchase arrangement	420	350

Total current other financial liabilities	1,399	2,139

Non-current
Finance lease obligations	3	5
Derivative financial instruments	398	1,391
Other payables	2	3

Total non-current other financial liabilities	403	1,399

13	Provisions

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Current
Product warranty	518	511
Legal and product liability	102	114
Provisions for residual risk	7	7
Provision for environmental liability	11	12

Total current provisions	638	644

Non-current
Product warranty	844	879
Legal and product liability	11	47
Provision for residual risk	33	27
Provision for environmental liability	18	22
Other employee benefits obligations	11	13

Total non-current provisions	917	988

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Total
Balance at 1 April 2017 (audited)	1,390	161	34	34	13	1,632
Provision made during the period	472	15	9	—	1	497
Provision used during the period	(521)	(39)	(2)	(4)	(3)	(569)
Unused amounts reversed in the period	—	(23)	—	(1)	—	(24)
Impact of discounting	21	—	—	—	—	21
Foreign currency translation	—	(1)	(1)	—	—	(2)

Balance at 31 December 2017 (audited)	1,362	113	40	29	11	1,555

Notes (forming part of the condensed consolidated interim financial statements)

13 Provisions (continued)

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

14	Other current liabilities

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Liabilities for advances received	64	92
Deferred revenue	212	167
VAT	255	171
Other taxes payable	103	38
Other	24	22

Total current other liabilities	658	490

15	Interest bearing loans and borrowings

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Short-term borrowings
Bank loans	163	179
EURO MTF listed debt	516	—

Short-term borrowings	679	179

Long-term borrowings
EURO MTF listed debt	3,133	3,395

Long-term borrowings	3,133	3,395

Finance lease obligations	5	7

Total debt	3,817	3,581

Notes (forming part of the condensed consolidated interim financial statements)

16	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2017.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	31 December 2017		31 March 2017
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Other financial assets - current	443	443	218	218
Other financial assets - non-current	328	328	270	270

Total financial assets	771	771	488	488

Short-term borrowings	679	686	179	179
Long-term borrowings	3,133	3,224	3,395	3,489
Other financial liabilities - current	1,399	1,399	2,139	2,139
Other financial liabilities - non-current	403	403	1,399	1,399

Total financial liabilities	5,614	5,712	7,112	7,206

Notes (forming part of the condensed consolidated interim financial statements)

17	Other reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2017 (audited)	(329)	(2,310)	7,552	4,913
Profit for the period attributable to owners of the Company	—	—	868	868
Remeasurement of defined benefit obligation	—	—	(43)	(43)
Gain on effective cash flow hedges	—	934	—	934
Income tax related to items recognised in other comprehensive income	—	(175)	8	(167)
Cash flow hedges reclassified to profit or loss	—	1,016	—	1,016
Income tax related to items reclassified to profit or loss	—	(193)	—	(193)
Dividend	—	—	(150)	(150)

Balance at 31 December 2017 (unaudited)	(329)	(728)	8,235	7,178

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	715	715
Remeasurement of defined benefit obligation	—	—	(1,279)	(1,279)
Loss on effective cash flow hedges	—	(2,715)	—	(2,715)
Currency translation differences	34	—	—	34
Income tax related to items recognised in other comprehensive income	—	521	201	722
Cash flow hedges reclassified to profit or loss	—	827	—	827
Income tax related to items reclassified to profit or loss	—	(165)	—	(165)
Dividend	—	—	(150)	(150)

Balance at 31 December 2016 (unaudited)	(329)	(2,405)	6,669	3,935

18	Dividends

During the three months ended 31 December 2017, no ordinary share dividend was proposed and paid (three months to 31 December 2016: £nil).

During the nine months ended 31 December 2017, an ordinary share dividend of £150 million was proposed and paid (nine months to 31 December 2016: £150 million proposed and paid).

Notes (forming part of the condensed consolidated interim financial statements)

19	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Nine months ended 31 December 2017 (unaudited)	Year ended 31 March 2017 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	9,969	7,668
Current service cost	163	198
Past service credit	(437)	—
Interest expense	181	275
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(76)
- Changes in financial assumptions	69	2,335
- Experience adjustments	6	(213)
Exchange differences on foreign schemes	(1)	5
Member contributions	3	2
Plan settlements	(22)	—
Benefits paid	(603)	(225)

Defined benefit obligation at end of period	9,328	9,969

Change in plan assets
Fair value of plan assets at beginning of the period	8,508	7,103
Interest income	165	258
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	32	1,149
Administrative expenses	(7)	(9)
Exchange differences on foreign schemes	(1)	3
Employer contributions	218	227
Member contributions	3	2
Plan settlements	(21)	—
Benefits paid	(603)	(225)

Fair value of scheme assets at end of period	8,294	8,508

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(9,328)	(9,969)
Fair value of scheme assets	8,294	8,508

Net liability	(1,034)	(1,461)

Non-current liabilities	(1,034)	(1,461)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Nine months ended 31 December 2017 (unaudited)	Year ended 31 March 2017 (audited)
Discount rate	2.6%	2.6%
Expected rate of increase in benefit revaluation of covered employees	2.3%	2.3%
RPI Inflation rate	3.2%	3.2%

For the valuations at 31 December 2017 and 31 March 2017, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

Notes (forming part of the condensed consolidated interim financial statements)

19	Employee benefits (continued)

The Group noted that on 27 March 2017, a new mortality projection model (CMI (2016)) was released that potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Group considered adopting the new mortality tables and noted that there was uncertainty about the appropriate level of initial mortality improvements, both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Group’s pension advisor, it is considered that the CMI (2014) mortality tables represent the Group’s best estimate of the future longevity of its defined benefit schemes’ members both during and after employment as at 31 December 2017.

On 3 April 2017, the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and was recognised in the nine month period ended 31 December 2017.

20	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £17 million (31 March 2017: £7 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £995 million (31 March 2017: £2,047 million) and £19 million (31 March 2017: £31 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £177 million (31 March 2017: £82 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2017: £nil) and trade receivables with a carrying amount of £163 million (31 March 2017: £179 million) and property, plant and equipment with a carrying amount of £nil (31 March 2017: £nil) and restricted cash with a carrying amount of £nil (31 March 2017: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 December 2017. The outstanding commitment of CNY 625 million translates to £71 million at 31 December 2017 exchange rate.

The Group’s share of capital commitments of its joint venture at 31 December 2017 is £160 million (31 March 2017: £171 million) and contingent liabilities of its joint venture at 31 December 2017 is £3 million (31 March 2017: £3 million).

Notes (forming part of the condensed consolidated interim financial statements)

21	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. In addition, the covenant related to the Group’s financing arrangements is regularly monitored and compliance is certified annually.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2017 (unaudited)	31 March 2017 (audited)
Short-term debt	681	181
Long-term debt	3,136	3,400

Total debt*	3,817	3,581

Equity attributable to shareholders	8,846	6,581

Total capital (debt and equity)	12,663	10,162

*	Total debt includes finance lease obligations of £5 million (31 March 2017: £7 million).

Notes (forming part of the condensed consolidated interim financial statements)

22	Notes to the consolidated cash flow statement

Reconciliation of profit for the period to cash generated from operations

	Three months ended		Nine months ended
(£ millions)	31 December 2017 (unaudited)	31 December 2016 (unaudited) *Restated	31 December 2017 (unaudited)	31 December 2016 (unaudited) *Restated
Cash flows generated from operating activities
Profit for the period	89	167	869	715
Adjustments for:
Depreciation and amortisation	546	409	1,474	1,207
Loss on sale of assets	7	2	10	5
Foreign exchange (gain)/loss on loans	(4)	54	(37)	114
Income tax expense	103	88	303	219
Finance expense (net)	22	12	63	48
Finance income	(9)	(7)	(25)	(24)
Foreign exchange (gain)/loss on derivatives	(8)	13	(103)	(61)
Foreign exchange (gain)/loss on short term deposits	(1)	(42)	31	(65)
Foreign exchange gain on other restricted deposits	(1)	(1)	(1)	(7)
Foreign exchange (gain)/loss on cash and cash equivalents	(5)	(15)	27	(89)
Unrealised gain on commodities	(29)	(5)	(70)	(72)
Share of profit from equity accounted investments	(25)	(35)	(163)	(113)
Fair value gain on equity investment	—	—	(2)	—
Pension past service credit	—	—	(437)	—
Exceptional item	—	(85)	(1)	(135)
Other non-cash adjustments	—	(4)	3	1

Cash flows generated from operating activities before changes in assets and liabilities	685	551	1,941	1,743

Trade receivables	(131)	79	89	117
Other financial assets	(68)	(15)	(67)	6
Other current assets	(112)	(32)	(56)	(32)
Inventories	(243)	(105)	(505)	(764)
Other non-current assets	(10)	(22)	(32)	(45)
Accounts payable	37	34	(419)	(43)
Other current liabilities	179	131	157	62
Other financial liabilities	20	1	61	68
Other non-current liabilities and retirement benefit obligations	17	26	46	107
Provisions	(10)	84	(98)	241

Cash generated from operations	364	732	1,117	1,460

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 22 and ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net decrease in cash and cash equivalents’ in the consolidated cash flow statement were previously reported as £566 million, £747 million, £806 million and £(438) million for the three month period ended 31 December 2016, and as £1,832 million, £1,549 million, £1,508 million and £(1,455) million for the nine month period ended 31 December 2016. An adjustment of £15 million was recorded to those line items for the three month period ended 31 December 2016, and an adjustment of £89 million was recorded for the nine month period ended 31 December 2016 to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net decrease in cash and cash equivalents’ were therefore restated as £551 million, £732 million, £791 million and £(453) million for the three month period ended 31 December 2016, and as £1,743 million, £1,460 million, £1,419 million and £(1,544) million for the nine month period ended 31 December 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 31 December 2016.

Notes (forming part of the condensed consolidated interim financial statements)

23	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products and services with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

	2017			2016
	(unaudited)			(unaudited)
Nine months ended 31 December (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	529	3	50	526	2	32
Purchase of goods	—	3	107	—	—	52
Services received	65	118	68	94	91	73
Services rendered	103	—	1	80	—	2
Trade and other receivables	93	2	47	90	1	27
Accounts payable	—	28	35	1	36	20
Dividend received	53	—	—	68	—	—
Dividend paid	—	—	150	—	—	150

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2017 (unaudited)	2016 (unaudited)
Key management personnel remuneration	11	16